May 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: James Giugliano and Rufus Decker

Re:	MarineMax, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed December 3, 2019
Form 8-K Filed October 29, 2019
File No. 001-14173

Dear Mr. Giugliano and Mr. Decker:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated April 15, 2020 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comments are repeated below, along with MarineMax’s response to each comment set forth immediately following such comment.

Comment #1

Form 10-K for the Fiscal Year Ended September 30, 2019

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Impairment of Long-Lived Assets, page F-10

1.

In your response to comment 1, you cite certain synergies—such as dealer agreements, fulfilling customer sales orders, management personnel, marketing, and other shared administrative resources--as part of your conclusion that each region is the lowest level of independent cash flows. Please explain in greater detail each of these synergies, including:

•	specifically how each synergy operates within a region;

•	why these synergies are of such significance that each location within a region is dependent on the other locations within that region; and

•	why these synergies make the lower-level cash flows of the locations not largely independent of each other.

Securities and Exchange Commission

May 12, 2020

Response to Comment #1

We have a customer-centric sales model that is based upon regional coordination and synergies between locations within our regions. Our locations have never been designed to be stand-alone operations. Dealer agreements are generally for specific regions and territories. Regions have different brands that are popular depending on bodies of water located within the region. For example, in our Minnesota region Nautique is especially popular, whereas in our West Florida region Boston Whaler is especially in demand. Therefore, we focus on different brands in different regions. If a location does not have the specific boat a customer is looking for in stock, the customer’s request is shared with other locations in the region to fulfill the order creating significant synergies between locations within a region. As disclosed in our Form 10-K for the fiscal year ended September 30, 2019 (the “Form 10-K”), our average selling price for a new boat in fiscal 2019 was approximately $204,000. New boat sales for leads generated within a region involving multiple locations can be significant, especially for large yachts, creating significant synergies between locations within a region. Locations within our regions also frequently share customers for our other lines of business, such as parts, service, brokerage, finance and insurance, storage, and charter services, in addition to sharing inventory focused upon the more popular brands in the region creating significant synergies between locations. The teamwork and coordination from our sales and management team to service our customers and provide excellent customer service across our lines of business is performed at the regional level creating significant synergies between locations within a region.

Regions are overseen by regional presidents. Regional presidents are responsible for the overall strategy, budget, capital expenditures, staffing, and any major operational decision for the region. This management structure results in significant teamwork and coordination between locations within a region resulting in synergies between locations within a region. Further, pricing of our inventory is done on a regional level. Business managers and service team managers oversee departments at locations within the region creating further synergies between locations within a region. Marketing responsibilities and functions are also performed by regional marketing coordinators in each region and by our marketing team located at our headquarters in Clearwater, Florida. Marketing events, such as boat shows and online digital marketing strategies, are shared expenses among locations within a region creating additional synergies between regions. Locations within a region generally participate in the same boat shows. Marketing messages, promotions, and strategies are coordinated at a regional level. In keeping with our customer focus in our regions, accounting, inventory management, accounts payable, payroll, and human resources functions are performed by our headquarters in Clearwater, Florida. This allows our regional sales, service, and management teams to remain focused on servicing our customers. Managerial responsibilities and individual team member responsibilities for these shared administrative functions, including marketing, are assigned by region and not by location. For all of the above reasons, we believe our regions are currently the lowest level for which identifiable cash flows are largely independent as significant synergies exist between locations within a region.

Securities and Exchange Commission

May 12, 2020

Additionally, if a location is closed, the asset or regional asset group with the closed location is reviewed for impairment and any impairment loss on the asset or the regional asset group is recognized at the time of the store closure. The majority of our machinery and equipment can be moved from a closed location to a different location in the region and this practice has been followed frequently in the past. All of our regions experienced strong operating performance in fiscal 2019. Lastly, we have owned many of our locations for over 15 years and have made considerable investments during that time. We believe the market value of our assets or asset group is generally well in excess of our cost basis.

Comment #2

Form 10-K for the Fiscal Year Ended September 30, 2019

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Impairment of Long-Lived Assets, page F-10

2.

In your response to comment 1, you indicate that dealer agreements are aligned at the regional level and not at the retail location level. With a focus on your more significant dealer agreements (including, but not limited to, Brunswick Corporation and Azimut- Benetti Group), please elaborate further and tell us:

•	the nature of these dealer agreements (e.g., what they entail, approximate number of agreements, their size and scope, etc.);

•	whether each region has separate/freestanding dealer agreements or the agreements are negotiated centrally/nationally; and

•	whether the dealer agreements align perfectly with your regions, whether certain dealer agreements encompass only portions of a region, or whether there is overlap encompassing several regions.

Response to Comment #2

Our dealer agreements with Brunswick Corporation (“Brunswick”) and the Azimut-Benetti Group (“Azimut”) are described in detail in Item 1. Business (specifically, pages 16-19) of our Form 10-K. The Brunswick agreements appoint certain of our operating subsidiaries as a dealer for the retail sale, display, and servicing of all Sea Ray or Boston Whaler products, parts, and accessories currently or in the future sold by Sea Ray or Boston Whaler, as applicable. The agreements specify a designated geographical territory and dealer region or location for the dealer, which is exclusive to the dealer. We are parties to dealership agreements with Azimut for the retail sale, display, and

Securities and Exchange Commission

May 12, 2020

servicing of designated Azimut products and parts sold by Azimut. The Azimut agreements grant us the exclusive right to sell the Azimut products and parts in designated geographical areas. Sales of new Brunswick boats accounted for approximately 36% of our revenue in fiscal 2019, and sales of new Azimut boats and yachts accounted for approximately 9% of our revenue in fiscal 2019. No purchases of new boats and other marine related products from any other manufacturer accounted for more than 10% of our revenue in fiscal 2019. Additionally, in Item 1. Business (specifically, page 4) of our Form 10-K includes details by product line and current geographic region which corresponds to our dealer agreements. Our dealer agreements grant us the exclusive right to sell products in designated geographic areas. We have approximately 35 dealer agreements including agreements with engine manufacturers. As disclosed in Item 1. Business (specifically, page 4) of our Form 10-K, our product lines, which correspond to our dealer agreements, vary in scope and size in terms of the geographic regions covered. Dealer agreements are negotiated by our executive management team in Clearwater, Florida, which allows our regions to focus on customer interaction. Some dealer agreements are particular to a specific region, some agreements encompass several regions and some are nationwide. Regardless of the geographical scope of any particular dealer agreement, all of them are implemented along regional lines.

We reiterate that dealer agreements are only one of the synergies that exist primarily at the regional level. The other previously discussed synergies of fulfilling customer sales orders, management personnel, marketing, and other shared administrative resources are of similar importance in determining the lowest level for which identifiable cash flows are largely independent. Nevertheless, we will review our dealer agreements and other synergies in future reviews for impairment to ensure we are continuing to identify the lowest level of cash flows which are largely independent.

MarineMax believes that the foregoing responds fully to each of the questions in the Staff’s April 15, 2020 Comment Letter. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (727) 531-1700.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

CC:	W. Brett McGill, Chief Executive Officer and President, MarineMax, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP
Joseph F. Cannella, Partner, KPMG LLP